Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

(UNAUDITED)

	Year Ended December 31,										Nine Months Ended September 30,
	2013		2012		2011		2010		2009		2014		2013
FIXED CHARGES:
Interest expensed and capitalized	$28,198		$26,068		$25,544		$23,561		$980		$29,197		$20,169
Amortized premiums, discounts and capitalized expenses (included above)	-		-		-		-		-		-		-
Estimate of interest within rental expense	-		-		-		-		-		-		-
Preference security dividend	-		-		-		-		-		-		-
Total Fixed Charges	$28,198		$26,068		$25,544		$23,561		$980		$29,197		$20,169

EARNINGS:
Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(54,468)		$(19,392)		$(8,549)		$(28,047)		$(17,419)		$(72,958)		$(41,457)
Fixed Charges	28,198		26,068		25,544		23,561		980		29,197		20,169
Distributed income of equity investees	-		-		-		-		-		-		-
Total Earnings	$(26,270)		$6,676		$16,995		$(4,486)		$(16,439)		$(43,761)		$(21,288)

Ratio of Earnings to Fixed Charges	-0.9	x	0.3	x	0.7	x	-0.2	x	-16.8	x	-1.5	x	-1.1	x